Direct Line: (212) 859-8428

Fax: (212) 859-4000

Daniel.Bursky@friedfrank.com

December 22, 2010

Justin Dobbie

J. Nolan McWilliams

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cooper-Standard Automotive Inc.
Registration Statement on Form S-4
Filed December 8, 2010 (the “Registration Statement”)
File No. 333-171032

Dear Messrs. Dobbie and McWilliams:

On behalf of Cooper-Standard Automotive Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission pre-effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement. We are providing the following responses to the comment letter, dated December 20, 2010, of the staff of the Division of Corporation Finance (the “Staff”) regarding the Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence in italics below. This letter is being filed with Amendment No. 1.

Form S-4

General

1.

We note that you are registering the offering of 8 1/2% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

In response to the Staff’s comment, the Company has included the requested letter, which is being filed as correspondence concurrently with the filing Amendment No. 1.

Exhibit 5.1

2.	Refer to assumptions (ii) and (iii) in the last paragraph on page 2. Counsel is entitled to rely on local counsel opinions, but counsel may not assume the corporate authority of and due authorization by the Guarantors other than those Guarantors organized in Delaware. Please have counsel revise accordingly.

Response:

In response to the Staff’s comment, the Company has included a revised opinion of counsel as Exhibit 5.1 with Amendment No. 1, which no longer makes the assumptions referenced in the Staff’s comment with respect to any Guarantors.

3.	Investors are entitled to rely on the legality opinion. Please have counsel revise the last paragraph on page 5 accordingly.

Response:

In response to the Staff’s comment, the revised opinion of counsel included with Amendment No. 1 as Exhibit 5.1 no longer contains the referenced paragraph.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8428.

Sincerely,

/s/ Daniel J. Bursky
Daniel J. Bursky

cc:	Timothy W. Hefferon, Esq. (Cooper-Standard Automotive Inc.)

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